UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

November 10, 2016

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Lombard Medical, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Commission File Number 001-36402

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N/A
(Translation of Registrant’s Name into English)

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Cayman Islands (State or Other Jurisdiction of Incorporation or Organization)	3841 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification Number)

4 Trident Park

Didcot

Oxfordshire OX11 7HJ

United Kingdom

+44 20 1235 750800
(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

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Lombard Medical, Inc.
4 Trident Park

Didcot

Oxfordshire OX11 7HJ

United Kingdom
(Name, Address of Agent for Service)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Furnished as Exhibit 99.1 to this Report on Form 6-K is a NASDAQ Staff Deficiency Letter dated November 9, 2016, indicating that the Company is not in compliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5450(a)(1) which requires listed securities to maintain a minimum bid price of $1.00 per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

Date: November 10, 2016	By:	/s/ William J. Kullback
William J. Kullback
Chief Financial Officer